Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business Editors:
            Rogers Communications Files Shelf Prospectuses

            TORONTO, Nov. 20 /CNW/ - Rogers Communications Inc. ("Rogers") announced today that it has filed a preliminary short form base shelf prospectus with applicable securities regulators in each of the provinces of Canada. This will allow Rogers to make offerings of debt securities of up to $4 billion in the provinces of Canada during the 25-month period after the shelf prospectus becomes final. This shelf prospectus, upon becoming final, will replace
Rogers' corresponding existing shelf prospectus that expires on December 9,
2009. The preliminary shelf prospectus will not become final until a final shelf prospectus is filed with the provincial securities regulatory authorities in Canada and a receipt obtained.
            Rogers also announced today that it has filed a separate preliminary short form base shelf prospectus with the Ontario Securities Commission and a corresponding registration statement with the United States Securities and
Exchange Commission (the "SEC"). These filings will allow Rogers to make offerings of debt securities of up to US$4 billion in Ontario and the United
States during the 25-month period after the shelf prospectus and the registration statement become final or effective. This shelf prospectus and registration statement, upon becoming final or effective, as applicable, will replace Rogers' corresponding existing shelf prospectus and registration statement that expire on December 9, 2009. The preliminary shelf prospectus will not become final until a final shelf prospectus is filed with the Ontario
Securities Commission and a receipt obtained. A registration statement relating to these debt securities has been filed with the SEC but has not yet become effective.
            These debt securities may not be sold nor may offers to buy be accepted prior to the time that a receipt for the applicable final shelf prospectus has been issued in Canada and the registration statement becomes effective with respect to the applicable debt securities.
            This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. This news release is not an offer for sale within the United States of any debt or other securities of Rogers. Securities of Rogers, including any offering of its debt securities, may not be offered or sold in the United States absent registration under U.S. securities laws or unless exempt from registration under such laws.
            Rogers has no immediate intention to offer securities pursuant to the shelf prospectuses or registration statement.
            Copies of the preliminary shelf prospectuses will be available on request from the contacts listed below or over the Internet at the Canadian Securities
Administrators' website at www.sedar.com. Copies of the registration statement will be available on request from the contacts listed below or over the
Internet at the SEC's website at www.sec.gov.

            Caution Regarding Forward-Looking Statements, Risks and Assumptions

            This release includes "forward-looking information", within the meaning of applicable Canadian securities laws, and "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform
Act of 1995 (collectively referred to herein as "forward-looking information"
or "forward-looking statements"), and assumptions concerning, among other things, the future performance of our business, operations and financial targets, performance and condition. This forward-looking information and these assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, targets, expectations, anticipations, estimates or intentions. This forward-looking information also includes, but is not limited to, guidance and forecasts relating to revenue, operating profit, property, plant and equipment expenditures, free cash flow, expected growth in subscribers and the services to which they subscribe, the cost of acquiring subscribers, the deployment of new services, integration costs, and all other statements that are not historical facts. Forward-looking information is based on current objectives, strategies, expectations and assumptions that we believe to be reasonable at the time, including, but not limited to, general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth and usage rates, changes in government regulation, technology deployment, device availability, the timing of new product launches, content and equipment costs, the integration of acquisitions, and industry structure and stability. Except as otherwise indicated, forward-looking information in this release does not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date the statement containing the forward-looking information is made. We caution that all forward-looking information, including any statement regarding targets or our current intentions, is inherently subject to change and uncertainty and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of factors could cause our actual results to differ materially from those in the forward-looking information or could cause our current objectives and strategies to change, including, but not limited to economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, the level of competitive intensity, and the emergence of new opportunities. Many of these factors are beyond our control and current expectation or knowledge. Therefore, should one or more of the above risks materialize, should our objectives or strategies change, or should any other factors underlying the forward-looking information prove incorrect, our actual results and our plans and targets may vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering any statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating any legal rights regarding our future results or plans. We are under no obligation
(and expressly disclaim any such obligation) to update or alter statements containing forward-looking information or assumptions whether as a result of new information, future events or otherwise, except as required by law. Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the sections of 2008 Annual MD&A and third quarter 2009 interim quarterly MD&A entitled "Risks and Uncertainties Applicable to RCI and its Subsidiaries",
"Updates to Risks and Uncertainties" and "Government Regulation and Regulatory
Developments". More detailed information about factors affecting the operations of Rogers may be found in filings by Rogers with the SEC, including its most recent Annual Report on Form 40-F.

            About the Company

            Rogers is a diversified Canadian communications and media company. Rogers is engaged in wireless voice and data communications services through Rogers
Wireless, Canada's largest wireless provider. Through Rogers Cable, Rogers is one of Canada's largest providers of cable television services as well as high-speed Internet access, telephony services and video retailing. Through
Rogers Media, Rogers is engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. Rogers is publicly traded on the Toronto Stock Exchange (TSX:
RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

            %CIK: 0000733099

            /For further information: Lorraine Daly, (416) 935-3575,
lorraine.daly(at)rci.rogers.com; Bruce Mann, (416) 935-3532,
bruce.mann(at)rci.rogers.com; Dan Coombes, (416) 935-3550,
dan.coombes(at)rci.rogers.com/
            (RCI.A. RCI.B. RCI)

CO:  Rogers Communications Inc.

CNW 17:30e 20-NOV-09